Exhibits to Form 20-F

Exhibit Number	Description	Remarks
Exhibit 19.1	Memorandum and Articles of Association of AngloGold Limited as in effect December 11, 2006	.
Exhibit 19.2	Trust Deed dated February 27, 2004 between AngloGold Holdings plc as Issuer, AngloGold Limited as Guarantor and the Law Debenture Trust Corporation plc as Trustee	Incorporated by reference to Exhibit 19.2 of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2004.
Exhibit 19.4.1.1	AngloGold Limited Share Incentive Scheme in effect April 4, 2003	Incorporated by reference to Exhibit 19.4(c) of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.
Exhibit 19.4.1.2	Bonus Share Plan in effect April 29, 2005	Incorporated by reference to Exhibit 19.4.1.2 of AngloGold Ashanti's annual report on Form 20-F filed with the Securities and Exchange Commission on March 20, 2006.
Exhibit 19.4.1.3	Long-Term Incentive Plan in effect April 29, 2005	Incorporated by reference to Exhibit 19.4.1.3 of AngloGold Ashanti's annual report on Form 20-F filed with the Securities and Exchange Commission on March 20, 2006
Exhibit 19.4.1.4	Registration rights agreement dated March 3, 2006 between AngloGold Ashanti Limited and Anglo South African Capital (Proprietary) Limited	Incorporated by reference to AngloGold Ashanti's Form 6-K filed with the Securities and Exchange Commission on March 23 2006
Exhibit 19.5	Statement regarding how earnings per share information was calculated	See note 7 to the consolidated financial statements
Exhibit 19.6	List of AngloGold Ashanti Limited subsidiaries	
Exhibit 19.7.1	Certification of Robert M Godsell, Chief Executive Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
Exhibit 19.7.2	Certification of Srinivasan Venkatakrishnan, Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
Exhibit 19.12	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
Exhibit 19.13.1	Consent of Ernst & Young, independent accountants	
Exhibit 19.13.2	Consent of KPMG, independent accountants	
Exhibit 19.13.3	Consent of PricewaterhouseCoopers, independent accountants	
Exhibit 19.13.4	Consent of KPMG, independent accountants	

EXHIBIT 19.1

MEMORANDUM AND ARTICLES OF ASSOCIATION

ANGLOGOLD ASHANTI LIMITED

Shareholders of AngloGold Limited approved a change of name to AngloGold Ashanti Limited at a meeting of members held on Thursday, 8 April 2004. The change of name was conditional on the merger between AngloGold Limited and Ashanti Goldfields Company Limited, which became effective on Monday, 26 April 2004 and on which date, the Registrar of Companies registered the change of name.

New Memorandum and Articles of Association adopted by shareholders on 5 December 2002 and registered on 10 December 2002

These Memorandum and Articles of Association incorporate all changes from date of adoption, including all amendments approved by shareholders by the passing of ordinary and special resolutions up to 11 December 2006 and the registration of all special resolutions up to 12 December 2006

With effect from 1 January 2001, the registration number of the company changed to 1944/017354/06 per Government Gazette No. 21346 of 14 July 2000, General Notice No. 2465

Copies of all resolutions passed, are available on request from the Company Secretary, AngloGold Ashanti Limited, PO Box 62117, Marshalltown, 2107, South Africa

This is the Memorandum of Association laid before the General Meeting of AngloGold Ashanti Limited held on 5 December 2002 and adopted as the Memorandum of Association of the Company in substitution for its existing Memorandum of Association

_____
Chairman of the Meeting

Form CM2

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT 1973

MEMORANDUM OF ASSOCIATION
of a Company having a share capital
[Section 54(1); Regulation 17(1) and 17(2)1]

Registration No. of Company

1944/017354/06

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here

1.   **Name**

(a)   The name of the Company is

AngloGold Ashanti Limited

(b)   The name of the Company in the other official language of the Republic is

N/A

(c)   The shortened form of the name of the Company is

N/A

Reproduced under Government Printer's Copyright Authority 9836 dated 14 July 1994

2. **Purpose describing the main business**

The main business which the Company is to carry on:

"gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold"

3. **Main object**

The main object of the Company is:

"To engage in all aspects of the business of gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold"

4. **Ancillary objects excluded**

The specific ancillary objects, if any, referred to in section 33(1) of the Act, which are excluded from the unlimited ancillary objects of the Company

N/A

5. **Powers**

(a) The specific powers or part of any powers of the Company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 of the Act

N/A

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act

N/A

6. **Conditions**

Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration

N/A

7.   **Pre-incorporation contracts (if any)**

     NIL

8.   **Capital**

(a)   *Par value*: The share capital of the Company is 102,120,000 rand, divided into:

    (i)   400,000,000 ordinary par value shares of 25 cents each*; and

    (ii)   2,000,000 A redeemable preference par value shares of 50 cents each; and

    (iii)   5,000,000 B redeemable preference par value shares of 1 cent each; and

    (iv)   4,280,000 E ordinary par value shares of 25 cents each[#].

(b)   *No par value*:

    (i)   The number of no par value ordinary shares is _____NIL_____;

    (ii)   the number of no par value preference shares is _____NIL__; and

    (iii)   the number of redeemable no par value preference shares is _NIL__.

---

*   With effect from close of business on 24 December 2002, the Company's ordinary shares were sub-divided on a two for one basis, which resulted in the authorised ordinary share capital being amended from 200,000,000 ordinary par value shares of 50 cents each to 400,000,000 ordinary par value shares of 25 cents each. The sub-division of the ordinary share capital of the Company was approved by members, in general meeting on 5 December 2002 – Special Resolution No. 2, and registered by the Registrar of Companies on 10 December 2002.

[#]   The creation of the E ordinary shares in the capital of the Company was approved by members, in general meeting on 11 December 2006 – Special Resolution No. 1, and registered by the Registrar of Companies on 11 December 2006 and increased the capital of the Company by R1,070,000.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

ARTICLES OF ASSOCIATION

of a Company having a share capital
not adopting Schedule 1
[Section 60(1); Regulation 18]

Registration No. of Company
1944/017354/06

Name of Company

AngloGold Ashanti Limited

A.   The articles of Table A or Table B contained in Schedule 1 to the Companies Act, 1973, shall not apply to the Company.

B.   The articles of the Company are as follows:

Reproduced under Government Printer's Copyright Authority 9836 dated 14 July 1994

ARTICLES OF ASSOCIATION

INDEX

TABLES A AND B

1. Neither the regulations of Table "A" nor of Table "B" contained in Schedule I to the Companies Act, 1973 or in any consolidation or re-enactment thereof shall apply to the Company.

INTERPRETATION

2. The headnotes to these articles are for reference purposes only and shall not affect the interpretation or construction thereof. In the interpretation of these articles, if not inconsistent with the subject or context, the words standing in the first column of the following table shall bear the meanings set opposite to them respectively in the second column hereof:

WORDS	MEANINGS
Act	the Companies Act, 1973, as amended from time to time or any re-enactment thereof.
articles	these articles of association as now framed or as from time to time altered by special resolution.
CAS Act	the Custody and Administration of Securities Act, 1992, as amended from time to time.
certificate	a certificate evidencing title to securities.
certificated securities	securities evidenced by a certificate.
CSD	a central securities depository as defined in the CAS Act.

directors	the directors for the time being of the Company and the alternate directors thereof or, as the case may be, the directors assembled as a board at which a quorum is present.
electronic mail	includes, but is not limited to, information generated, displayed, sent, received or stored by electronic means, including websites, electronic data exchange and electronic mail, as determined by the directors from time to time.
Gazette	the Government Gazette of South Africa.
in writing	written or produced by any substitute for writing or partly written and partly so produced and including printing, typewriting or lithography or any other mechanical process or partly one and partly another.
legal incapacity	death; insolvency; or judicial management or liquidation, or placing under curatorship by reason of insanity or prodigality; infancy or minority; or marriage of a female member subject to the marital power (whether in community of property or out of community of property); or any other event which satisfies the directors that a member is deprived of his legal capacity to act and that it is vested in some other person.
member	the registered holder of a share in the Company.
month	calendar month.

notices	includes, but is not limited, to any one or more of the following- annual reports, circulars, dividend notices, interest notices, interim reports, listings particulars, proxy forms, quarterly reports and any such other information as the Company may wish to distribute to such persons as are entitled to receive same, in accordance with the provisions of these articles and/or the Act and/or the rules of any stock exchange upon which any shares of the Company are listed or quoted.
office	the registered office of the Company.
paid up	paid up or credited as paid up.
participant	a depository institution accepted by a CSD as a participant in terms of the CAS Act.
proxy	a person duly appointed in accordance with these articles to represent a member at any meeting or adjourned meeting.
proxy instrument	a written instrument appointing a proxy whether in terms of a form of proxy, power of attorney or other document, complying with article 69.
register	the register of members of the Company and any branch register kept by the Company pursuant to these articles.

secretary	the secretary of the Company for the time being or any person duly authorised thereto by the directors acting in the place of such secretary for the time being or any person appointed by the directors to perform any of the duties of the secretary; or any person duly authorised to represent a body corporate or a partnership which is the secretary of the Company.
securities	shares, debentures and/or other securities of the Company.
South Africa	the Republic of South Africa as constituted from time to time.
Statutes	the Act and every Ordinance or Act from time to time in force concerning companies and affecting the Company.
sub-register	the record of uncertificated securities administered and maintained by a participant (which forms part of the register).
transfer office	the office and any office maintained for the purpose of receiving for registration transfers of shares, debentures or other securities of the Company.

transfer secretary	any person appointed by the directors to act for the time being in place of or in addition to the secretary for the purpose of registering transfers of shares, debentures or other securities of the Company, keeping registers and other records required by the Act to be kept at the office or the transfer office and issuing certificates of title to shares, debentures or other securities of the Company and any person appointed to be a secretary to any local committee under article 17 hereof; or any person duly authorised to represent a body corporate which is the transfer secretary of the Company.
uncertificated securities	securities transferable without a written instrument and which are not evidenced by a certificate.
year	calendar year.

3.   Words importing the singular number only shall include the plural number and vice versa.

Words importing the masculine gender only shall include the feminine gender.

Words importing persons shall where the context so admits include firms and bodies corporate.

4.   The expression "share" shall where the context so admits include debentures, options and other securities.

The expression "dividend" shall where the context so admits include bonus; but shall not, unless otherwise resolved by the Company in general meeting, include any amount capitalised under articles 126 and 127.

The expression "meeting" shall include adjourned meeting.

The expression "sign" or "signature" includes respectively lithography, printing and names impressed with a rubber or other kind of stamp or by any mechanical means.

Reference to any provision of the Act shall be construed as a reference to such provision as modified or re-enacted by any Statute for the time being in force.

5.   Subject to articles 2, 3 and 4, any words or expressions defined in the Act, shall, if not inconsistent with the subject or context, bear the same meaning in these articles.

SHARES

6.   Subject always to the provisions of Sections 221 and 222 of the Act, the listings requirements of any stock exchange on which the shares of the Company are listed or quoted and these articles, any shares for the time being unissued (whether forming part of the original or any increased capital) shall, subject as hereinafter provided, only be disposed of or dealt with in such manner as the Company in general meeting may have directed or may direct, but so that the Company in general meeting may resolve that all or any of such shares shall be at the disposal of the directors, who may in such event allot, grant options over, or otherwise deal with or dispose of them to such persons at such times, and generally on such terms and conditions, and for such consideration, whether payable in cash or otherwise, as they may think proper; but so that no shares shall be issued at a discount except in accordance with Section 81 of the Act.

7.   Without prejudice to any special rights previously conferred on the holders of existing shares and subject to any provisions of these articles, any share in the Company may be issued with or have attached thereto such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, return of share capital or otherwise, and (subject as provided by the Act) such limited or suspended rights to voting as the Company in general meeting may from time to time determine; provided that the Company may by resolution passed at a general meeting direct that shares shall be issued by the directors on such terms and

conditions, and with such rights, privileges or restrictions attached thereto as the directors may determine.

8. Subject to the provisions of Section 98 of the Act, the conditions of issue of any preference shares may, with the sanction of a special resolution, provide or may be varied so that they are, or at the option of the Company are to be liable, to be redeemed on such terms and in such manner as the Company may by such or subsequent special resolution determine.

9. The Company may exercise the powers of paying commissions conferred by Section 80 of the Act; provided that the rate or amount of the commission paid or agreed to be paid and the number of shares which persons have agreed for a commission to subscribe absolutely or conditionally will be disclosed in the manner required by the said section, and that such commission shall not exceed 10% (ten per centum) of the price at which the shares in respect whereof the same is paid are issued. Such commission may be satisfied by the payment of cash. The Company may also on any issue of shares pay such brokerage as may be lawful.

10. No person shall be recognised by the Company as holding any security upon any trust, and no notice of any trust expressed or implied or constructive shall be entered in the register or be receivable by the Company, and the Company shall not, except as otherwise provided by these articles or by the Statutes or by any Order of a Court of competent jurisdiction, be bound by or compelled in any way to recognise any equitable, contingent, future, partial or representative interest in any security or any right in or in respect of any security, other than an absolute right to the entirety thereof in the registered holder and such other rights in case of transmission thereof as are hereinafter mentioned.

CERTIFICATES

11. Certificates in respect of certificated securities shall be issued under the authority of the directors or of a local committee or board when authorised thereto by the directors, in such manner and form as the directors may from time to time prescribe,

and shall (subject as hereinafter provided) bear the autographic signatures of two directors or of one director and one officer authorised thereto by the directors; or of two members of a local committee or board or of one member and the secretary of such local committee or board, provided that:

11.1   the directors may by resolution determine either generally or in any particular case or cases that the signatures of such directors or director and officer or members or member and secretary (or any of them) need not be autographic but may be in any other form;

11.2   the directors and the Company shall comply with Sections 94 and 126 of the Act.

For the purposes of this article only the expression "sign" or "signature" shall not include names impressed with a rubber or other kind of stamp.

12.   Every person whose name is entered as a member in the register shall be entitled, without payment, to receive within one month after allotment or twenty-one days after lodgement for transfer of one certificate for all his certificated securities of any one class, or several certificates each for one or more of his certificated securities of such class upon payment of such sum for every certificate after the first, as the directors shall from time to time determine. Every certificate of certificated securities shall specify the number of shares in respect of which it is issued and the amount paid up thereon at the date of issue. In the case of a member who has transferred a part of his holding of certificated securities of any class he shall be entitled to receive a certificate free of charge for the balance of his holding, provided that notwithstanding anything herein contained or implied to the contrary where certificated securities are registered in the names of two or more persons they shall be treated as one member for the purposes of this article.

13. If a certificate be defaced, lost or destroyed, it may be replaced on payment of any stamp duty payable on the new certificate and on such terms (if any) as to evidence and indemnity and payment of the out-of-pocket expenses of the Company of investigating such evidence and, in the case of loss or destruction, of advertising the same, as the directors may think fit and, in the case of defacement, on delivery of the old certificate to the Company.

14. The certificate for certificated securities registered in the names of two or more persons shall be delivered to the person first named in the register in respect thereof, or to his authorised agent, and in case of the legal incapacity of any one or more of the joint registered holders of any shares, the survivor then first named in the register shall be the only person recognised by the Company as being entitled to such certificate, or any new certificate which may be issued in place thereof, provided always that the Company shall not be bound to register more than four persons as the holders of any certificated security.

REGISTER OF MEMBERS

15. The directors shall cause to be kept a register of members at the place and in the manner specified in the Statutes and may cause to be kept a branch register or registers in any foreign country or countries and, subject to the provisions of the Statutes, make and vary such regulations as they may think fit respecting the keeping of any such branch registers.

TRANSFER OF SECURITIES

16. The transfer books and register may upon notice being given by advertisement in the Gazette and a newspaper circulating in the district in which the office is situate, and in the case of any branch register in the manner required by the Statutes, be closed during such time as the directors may think fit, not exceeding in the whole sixty days in each year.

17. Transfer offices shall be maintained at such place or places whether in South Africa or elsewhere, as the directors may from time to time prescribe. The directors may appoint local committees (to be designated "Registrars" or by such other title (if any) as the directors may think fit) whether in South Africa or elsewhere consisting of two or more individual persons or of a body corporate to whom the directors may delegate all or any of their powers, authorities and discretions with regard to the registration of transfers, the keeping of registers and other records required by the Act to be kept at the office or the transfer office and the issuing of certificates and may appoint a person to be a secretary to such local committee or authorise such local committee to appoint a person to be its secretary.

18. Subject to the provisions of the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons or to any other statutory restrictions on transfer and to the provisions of these articles any member may transfer all or any of his certificated securities (to the extent that such member is not prevented from doing so in terms of Section 91A of the Act), but every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers relating to the security comprised therein is for the time being kept or at such other place as the directors may prescribe and accompanied (unless the directors either generally or in any particular case otherwise resolve) by the certificate for the securities to be transferred and such other evidence (if any) as the directors or other person in charge of such register may require to prove the title or capacity of the intending transferor or transferee or the rights of the intending transferor to transfer the securities; provided that any transfer instruction given by telefax or electronic mail shall be regarded for this purpose as having been given in writing.

19. The instrument of transfer of a certificated security shall be signed by the transferor and the transferee, unless the signature of the transferee is not required:

19.1 by any law from time to time in force in South Africa, or

19.2   where the directors decide at their discretion to dispense therewith in such case or cases as they may deem fit.

20.   The transferor shall be deemed to remain the holder of the certificated securities transferred until the name of the transferee is entered in the register in respect thereof.   All instruments of transfer in respect of certificated securities, when registered, shall either be retained by the Company or disposed of in such manner as the directors shall from time to time decide; but any instrument of transfer in respect of certificated securities, which the directors may decline to register shall (unless the directors resolve otherwise) be returned on demand to the person who delivered it.

21.   The directors may decline to register any transfer of certificated securities unless:

21.1   the instrument of transfer, duly stamped, is lodged with the Company, accompanied (unless the directors either generally or in any particular case otherwise resolve) by the certificate for the securities to which it relates, and such other evidence as the Company may reasonably require to show the right or capacity of the transferor to make the transfer and of the transferee to accept it; and

21.2   the instrument of transfer is in respect of only one class of security; or

21.3   the transfer, if in respect of securities which are the subject of any of the Company's incentive schemes, is permitted in terms of the incentive scheme concerned.

22.   If the directors refuse to register a transfer they shall within thirty days after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

23.   All powers of attorney or other authorities granted by members for the purpose of transferring or accepting the transfer of certificated securities, which may be lodged, produced or exhibited with or to the Company at the transfer office where the register of transfers relating to such securities is kept, shall, as between the Company

and the grantor of such powers or other authorities, be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon until such time as express notice in writing of the revocation ("the revocation notice") of the same shall have been given and lodged at the place aforesaid. Even after the giving and lodging of such revocation notice, the Company shall be entitled to give effect to any instrument signed under the authority and certified by any officer of the Company as being in order before the giving and lodging of such notice. The Company shall not be bound to allow the exercise of any act or matter by an agent for a member or intending transferee of certificated securities unless a certified copy of such agent's authority be produced and filed with the Company.

24. Nothing contained in these articles shall preclude the Company from recognising a renunciation of the allotment of any security by the allottee in favour of some other person.

TRANSMISSION OF CERTIFICATED SECURITIES

25. Subject always to the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons, the executors or administrators of a deceased member (not being one of several joint holders) shall be the only persons recognised by the Company as having any title to a certificated security registered in the name of such member, and in the case of the death of any one or more of the joint holders of any certificated security, the survivors or survivor, or the executor or administrator of the deceased, shall be the only person or persons recognised by the Company as having any title to or interest in such certificated security, but nothing herein shall release the estate of a deceased joint holder, from any liability in respect of any certificated security jointly held by him.

26. Any person becoming entitled to a certificated security in consequence of the legal incapacity of a member, or by any lawful means otherwise than by transfer in accordance with these articles, upon producing such evidence as may sustain the character in respect of which he proposes to act under this article or of his title, as

the directors may think sufficient, may, with the consent of the directors (which they shall not be under obligation to give) either be registered himself as a member in respect of such certificated securities or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled shall elect to be registered himself he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered he shall testify his election by executing to his nominee a transfer of such certificated security. All the limitations, restrictions and provisions of these articles relating to the right to transfer and the registration of certificated securities shall be applicable to any such notice of transfer or registration under this article as if the legal incapacity or other means had not occurred and the notice of transfer were a transfer executed by the member.

27. Save as otherwise provided by or in accordance with these articles, a person becoming entitled to a certificated security in consequence of the legal incapacity of a member or by any lawful means otherwise than by transfer in accordance with these articles shall (upon supplying to the Company such evidence as the directors may reasonably require to show this title to the securities concerned) be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the certificated securities except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of such securities.

CONVERSION OF SHARES INTO STOCK

28. The Company may from time to time by special resolution convert any paid-up shares into stock, and may reconvert any stock into paid-up shares of any denomination.

29. The holders of stock may transfer their respective interests therein or any part of such interests, in such manner as the directors or the Company in general meeting shall direct, but in default of any such direction, then in the same manner and subject to the same regulations as and subject to which any paid-up shares may be transferred, or as near thereto as circumstances will permit; but the directors may from time to time, if they think fit, fix the minimum amount of stock transferable, which shall not exceed the nominal amount of the shares from which the stock arose, and direct that fractions of such minimum shall not be dealt with, but with power, nevertheless at their discretion to waive such rules in any particular case.

30. The holders of stock shall according to the amount of the stock held by them have the same rights, privileges and advantages as regards participation in profits, voting at general meetings of the Company, and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the profits and in assets on a reduction of capital or a winding up) shall be conferred by any amount of stock which would not, if existing in shares, have conferred such privilege or advantage. No such conversion shall affect or prejudice any preference or other special privilege.

31. All such of the provisions of these articles as are applicable to shares shall apply to stock.

INCREASE AND REDUCTION OF CAPITAL

32. The Company may:

32.1 from time to time by special resolution increase its capital by such sum divided into shares of such amount, or may constitute shares of no par value or may increase the number of its shares of no par value to such number, as the special resolution shall prescribe.

32.2 increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

33. Except so far as otherwise provided by the resolution creating it, by the conditions of issue, or by these articles, any capital raised by the creation of new shares shall be considered part of the present capital and shall be subject to the provisions herein contained with reference to transfer and transmission, and otherwise as if it had been part of the present capital.

34. The Company may from time to time, subject to such requirements as may be imposed by the Act, the rules and requirements of any stock exchange on which the securities of the Company are or may be listed or quoted, by ordinary resolution, reduce, dispose of, distribute or otherwise deal with in any manner whatsoever, the Company's share capital, share premium, stated capital, reserves and/or capital redemption reserve fund.

CONSOLIDATION, SUBDIVISION, ACQUISITION OF OWN SECURITIES, CONVERSION OF PREFERENCE SHARES, ALTERATION OF MEMORANDUM

35. The Company may from time to time by special resolution:

35.1 consolidate and divide all or any part of its share capital into shares of larger amount than its existing shares, or consolidate and reduce the number of the issued shares of no par value;

35.2 increase the number of its issued no par value shares without an increase of its stated capital;

35.3 cancel any shares which, at the time of passing of the resolution in respect thereof, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

35.4   subdivide its shares or any of them into shares of smaller amount than is fixed by or pursuant to its memorandum of association and so that the resolution whereby any share is subdivided, may determine that, as between the holders of the shares resulting from such subdivision one or more of the shares may have such preferred or other rights over, or may have such qualified or deferred rights, or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or to new shares;

35.5   vary, modify or amend any rights attached to any shares whether issued or not (including the conversion of any shares into preference shares) subject to any consent or sanction required from the holders of that and/or any other class of shares under article 39;

35.6   subject to the listings requirements of any stock exchange on which the securities of the Company are listed or quoted, approve the acquisition of securities issued by the Company or, if the Company is a subsidiary, issued by its holding company, which approval may be a general approval subject to the provisions of the Statutes or a specific approval for a particular acquisition;

35.7   convert all its shares of one class having a par value into stated capital constituted by shares of no par value or such of its stated capital as is constituted by shares of no par value into share capital consisting of shares having a par value;

35.8   convert any of its shares, whether issued or not, into shares of another class;

35.9   alter the provisions of its memorandum of association with respect to the objects and powers of the Company.

36. Anything done in pursuance of article 35 shall be done in a manner provided and subject to any conditions imposed by the Act, so far as they shall be applicable, and so far as they shall not be applicable, in accordance with the terms of the special resolution authorising the same and, so far as such special resolution shall not be applicable, in such manner as the directors deem most expedient. Whenever as the result of any consolidation or other transaction on the part of the Company, a fraction of a share is included in the holding of any member, the directors may in their discretion:

36.1 direct that such fraction may be sold by some person appointed by the directors for that purpose and the proceeds thereof paid to such member. When a fraction is sold as aforesaid the person so appointed to sell it shall be deemed to be authorised to make such sale the validity of which shall not be questioned;

36.2 make a cash payment in lieu of such fraction;

36.3 determine that such fraction may be disregarded in order to adjust the rights of all members;

36.4 appoint a trustee or other person to deal with such fraction on behalf of the member concerned; or

36.5 round up each fractional entitlement of a member to the nearest whole share by capitalising any amount available for distribution to members notwithstanding that not all of the members may participate in such capitalisation.

37. All unclaimed amounts due as a result of any acquisition of securities issued by the Company or, any consolidation or subdivision of capital or from any other cause (but excluding any unclaimed dividends) shall be held in trust by the Company until lawfully claimed by the member; provided that no such amount shall be lawfully claimable by the member unless claimed by no later than 3 years after it became due whereafter it shall be forfeited for the benefit of the Company.

ODD-LOT OFFERS

38. If, upon the undertaking of any odd-lot offer made by the Company in accordance with the requirements of any stock exchange on which the securities of the Company are listed or quoted, there are members holding less than 100 (or such other number as the directors may determine) ordinary securities ("odd-lots"), then unless such members have either elected to retain their odd-lots, to sell their odd-lots or to increase their odd-lots to holdings of 100 (or such other number as the directors may determine) ordinary securities in accordance with the terms of the odd-lot offer made by the Company, such members shall be deemed to have agreed to sell their odd-lot holdings (whether to the Company by way of a repurchase or otherwise) and the Company shall cause the odd-lots of such members to be sold or repurchased on such basis as the directors may determine and the Company shall account to such members for the proceeds attributable to them.

MODIFICATION OF RIGHTS

39. If at any time the capital by reason of the issue of preference shares or otherwise is divided into different classes of shares, all or any of the rights, privileges or conditions attached to any class of shares may, subject to the provisions of the Statutes, be modified in any way or abrogated:

39.1   either with the consent in writing of the holders of at least three-fourths of the issued shares of that class; or

39.2   with the sanction of a resolution passed as if it were a special resolution of the Company at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these articles relating to general meetings of the Company shall *mutatis mutandis* apply except that the quorum shall be not less than two persons holding or representing by proxy not less than one-half of the issued shares of that class, but if at any adjourned meeting such quorum is not present the members present shall form a quorum;

provided that this article 39 is not by implication to curtail the power of modification which the Company would have if this article were omitted.

40.   The creation or issue of additional preference shares ranking as to capital and dividend after the said preference shares and/or ordinary shares shall not be deemed to be a modification or variation of the rights of the holders of any preference shares in the Company.

41.   The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

GENERAL MEETINGS

42.   The Company shall hold a general meeting as its annual general meeting as provided in Section 179 of the Act at such time and place as the directors may determine.

43.   The directors may, whenever they think fit, convene a general meeting and a general meeting shall also be convened on requisition as provided in Section 181 of the Act.

44.   Save for any general meeting convened by requisitionists as provided by Section 181 of the Act, all general meetings, all adjourned general meetings and all separate meetings of the holders of any class of shares shall be held at such time and place as the directors shall determine.

45. Notwithstanding anything to the contrary contained in these articles and subject to the provisions of the Statutes, the directors may by notice to members postpone, cancel or change the place for holding a general meeting of which notice has been given, but:

45.1 a meeting which is not convened by the directors; or

45.2 a meeting which is convened on the requisition of members

may not be postponed or cancelled without the prior written consent of person or persons who convened or requisitioned the meeting.

NOTICES OF GENERAL MEETINGS

46. Twenty-one days' notice at least shall be given in the manner hereinafter mentioned to such persons as are, in accordance with the provisions of these articles entitled to receive such notices from the Company of any annual general meeting or a meeting called for the passing of a special resolution and fourteen days' notice at least shall be so given of any other general meeting. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting and in the case of special business the general nature of such business. Whenever notice of a meeting is given pursuant to this article the Company shall at the same time as such notice is given forward a copy thereof to the auditors of the Company and to the appropriate officer of any stock exchange upon which any shares of the Company are listed or quoted.

47. The accidental omission to give notice of a meeting or in cases where instruments of proxy are sent out with the notice, the accidental omission to send such instrument of proxy to, or the non-receipt or delay in receipt of notice of a meeting or such instrument of proxy by any person entitled to receive notice shall not invalidate the proceedings at that meeting. Furthermore, a member who is present at a general meeting whether in person or by proxy, shall be deemed to have waived any objection which such member may have to the failure to give notice or proper notice of the meeting.

PROCEEDINGS AT GENERAL MEETINGS

48. All business shall be deemed special that is transacted at a general meeting other than an annual general meeting, and also all business that is transacted at an annual general meeting, with the exception of sanctioning or declaring a dividend, the consideration of the annual financial statements, the election of directors, the appointment of the Company's independent external auditors, the placing under control of the directors, as a general authority, of the unissued securities and the authorising of the directors to issue the unissued securities for cash and such other business which might through usual commercial practices be regarded as ordinary business.

49. Subject to the provisions of the Statutes:

49.1 no business may be transacted at a general meeting unless the general nature of the business is stated in the notice convening the meeting; and

49.2 except with the approval of the directors or the chairman of the meeting, no person may move any amendment to a proposed resolution, the terms of which are set out in the notice convening the meeting or to a document which relates to such a resolution and a copy of which has been made available to members for inspection.

50. Subject to the provisions of Section 199 of the Act in regard to the quorum for passing special resolutions, a quorum for a general meeting shall be three members entitled to vote, personally present, or if a member is a body corporate, represented, provided that if the Company is a subsidiary company there shall be no quorum unless one of those present or represented is a representative of the Company's holding company.

51. No business shall be transacted by any general meeting unless the requisite quorum be present when the meeting proceeds to business. A body corporate, being a member of the Company, and present by a representative duly appointed in accordance with Section 188 of the Act, shall be deemed to be a member personally present for the purposes of these articles.

52. If within ten minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that be a public holiday to the next succeeding day other than a public holiday, a Saturday or a Sunday) at the same time and place or to such other day and at such other time or place as the chairman of the meeting shall appoint. If at such adjourned meeting a quorum as defined is not present within ten minutes from the time appointed for holding the meeting, those members who are present in person and are entitled to vote shall be a quorum and may transact the business for which the meeting was called.

53. The chairman (if any) of the directors or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting of the Company. If there be no such chairman or deputy chairman, or if at any meeting neither the chairman nor the deputy chairman is present within ten minutes after the time appointed for holding the meeting, or if neither of them be willing to act as chairman, the directors present shall choose one of their number to act, or if one director only be present he shall preside as chairman if willing to act. If no director be present, or if all the directors present decline to take the chair, the members present shall elect one of their number to be chairman.

54. The chairman may (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Save as provided by Section 192 of the Act, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting.

55. If the chairman considers that there is not enough room for the members who wish to attend the meeting, he or she may arrange for any person whom he or she considers cannot be seated in the main meeting room to observe or attend the meeting in a separate room. Even if the members present in the separate room are not able to participate in the conduct of the meeting, the meeting will nevertheless be treated as validly held in the main room. If a separate meeting place is linked to the main place of a general meeting by an instantaneous audio-visual communication device which, by itself or in conjunction with other arrangements:

55.1 gives the general body of members in the separate meeting place a reasonable opportunity to participate in proceedings in the main place;

55.2 enables the chairman to be aware of proceedings in the other place; and

55.3 enables the members in the separate meeting place to vote on a show of hands or on a poll,

a member present at the separate meeting place is taken to be present at the general meeting and entitled to exercise all rights as if he or she was present at the main place.

56. At a general meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is (whether before or on the declaration of the result of the show of hands, or otherwise) demanded by the chairman of the meeting or as provided in Section 198(1)(b) of the Act. Unless a poll be so demanded and the demand be not withdrawn a declaration by the chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

57. The result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

58. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote in addition to the vote or votes to which the chairman may be entitled as a member.

59. No poll may be demanded on the election of the chairman of the meeting or on any question of adjournment. A poll demanded on any other question shall be taken at such time and place and in such manner as the chairman of the meeting directs, and any business, other than upon which a poll has been demanded, may be proceeded with pending the taking of the poll.

60. The chairman of a meeting may appoint any one or more firms or persons to act as scrutineer for the purpose of checking forms of proxy deposited for use and for counting the votes at such meeting and he may thereafter act on a certificate given by any such scrutineer without requiring production at the meeting of the forms of proxy or the chairman counting the votes.

61. If any votes shall be counted which ought not to have been counted or might have been rejected or if any votes shall not be counted which ought to have been counted the error shall not vitiate the resolution unless it be pointed out at the meeting and not in that case unless it shall, in the opinion of the chairman of the meeting, be of sufficient magnitude to vitiate the resolution. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting or adjourned meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

62. Any minutes of resolutions and proceedings at general meetings made in one of the minute books of the Company, if signed by any person purporting to be the chairman of the meeting to which it relates, or by any person present thereat and appointed by the directors to sign the same in his place, or by the chairman of a subsequent meeting of the directors, shall be receivable as evidence of the facts therein stated.

VOTES OF MEMBERS

63. Subject to the provisions of Section 195 of the Act and of these articles and to any special terms as to voting upon which any share may be issued or may for the time being be held:

63.1 on a show of hands, every member present in person and entitled to vote shall have only one vote irrespective of the number of shares he holds or represents; and

63.2 upon a poll, every member present in person or by proxy and entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by him bears to the aggregate amount of the nominal value of all the shares issued by the Company at the relevant time.

64. Any body corporate holding shares conferring the right to vote may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at one or more general meetings of the Company or at one or more meetings of holders of any class of shares of the Company, as provided by Section 188 of the Act and such representative shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. The directors may but shall not be obliged to require proof to their satisfaction of the appointment or authority of such representative to act.

65. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register or in the case of persons entitled to a share by transmission the order in which their names were given in the notice to the Company of the fact of the transmission.

PROXIES AND VOTING UNDER POWER OF ATTORNEY

66. A member may attend, speak and vote at general meetings in person or by duly appointed proxy and may appoint more than one proxy to attend on the same occasion.

67. A proxy:

67.1   need not be a member; and

67.2   shall be entitled to vote on a poll only.

68. A proxy shall only be duly appointed if appointed as such by a proxy instrument.

69. A proxy instrument shall comply with the provisions of the Act and, subject thereto:

69.1   need not, except if so required in terms of articles 69.2 or 69.4, bear a handwritten signature of the member appointing the proxy;

69.2   shall be in such form as is approved or accepted by the directors;

69.3   may be an instrument created by electronic or other means including, without limitation, electronic mail or facsimile;

69.4   shall be accompanied by such documentary or other evidence as may be required by the directors in order to establish the validity and/or authenticity thereof, including the authority of the person appointing the proxy;

69.5   may, if the directors deem fit, be sent out with the notice of any meeting for use at such meeting;

69.6   shall be received at the office or at such other place as is specified for that purpose in the notice convening the meeting, not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting at which the person named in such proxy instrument proposes to vote, or in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than forty-eight hours (or such shorter period as the directors may from time to time determine) before the time appointed for the taking of the poll failing which the proxy instrument shall not be treated as valid; provided that if the member is registered at a branch register kept at any branch or other office outside South Africa, any proxy instrument executed by such member may be received at the office at which he is registered.   In determining the said period of forty-eight hours (or such shorter period as the directors may from time to time determine), Saturdays, Sundays and public holidays shall not be taken into account;

69.7   other than a power of attorney, shall not be valid after the expiry of a period of six months from the date of submission of such proxy instrument, except at an adjourned meeting or at a poll demanded at a meeting originally held within six months from the date of such proxy instrument;

69.8   shall be valid at every resumption of an adjourned meeting to which it relates unless the contrary is stated thereon;

69.9   shall not be used at the resumption of an adjourned meeting if it could not have been used at the general meeting from which it was adjourned for any reason other than it was not lodged timeously for the meeting from which the adjournment took place;

69.10   may confer the power of delegation and sub-delegation on any proxy appointed in terms thereof so that any proxy so appointed may appoint any other person as proxy in his stead;

69.11   a proxy form submitted electronically (or by such other electronic means as the directors may determine from time to time) shall be submitted to the electronic mail address as notified by the Company from time to time.

70.   If a branch register within the meaning of the Statutes is kept at a branch or other office of the Company outside South Africa, it shall not be necessary for any proxy instruments appointing proxies, and the powers of attorney or other authorities (if any) under which they are signed, relating to members registered on such branch register to be received at the office or such other place designated in the notice convening the meeting before the time appointed for the meeting; provided that:

70.1   the members appointing proxies shall lodge proxy instruments in accordance with the requirements of article 69; and

70.2   the transfer secretary of the Company in that place shall communicate to the Company in South Africa by such means as the directors, or any other authorised person, may from time to time direct, a summary of all the votes for and against each resolution represented by valid proxy instruments duly accepted by them, and so that such communication shall be received by the Company before the time appointed for the meeting to commence.

71.   A vote cast or act done in accordance with the terms of a proxy instrument shall be valid notwithstanding the previous legal incapacity of the principal or revocation of the proxy instrument or the transfer of the share in respect of which the vote is given, unless an intimation in writing of such legal incapacity or transfer shall have been received by the Company not less than forty-eight hours (or such shorter period as the directors may from time to time determine) before commencement of the meeting or the taking of the poll at which the proxy instrument is used.

DIRECTORS

72. Until otherwise from time to time determined by the Company in general meeting, the number of directors shall be not less than four.

73. The directors shall be entitled to such remuneration as a director as the Company by ordinary resolution in general meeting may from time to time determine.

74. Any director who serves on any executive or other committee or who devotes special attention to the business of the Company or who goes or resides outside South Africa for any purposes of the Company, or who otherwise performs services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration, in addition to the remuneration to which he may be entitled as a director, as the directors may determine. The directors shall also be paid all their travelling and other expenses properly and necessarily expended by them in and about the business of the Company and in attending meetings of the directors or of committees of the directors or of the Company.

75. Without prejudice to the provisions for retirement by rotation or otherwise hereinafter contained, the office of a director shall be vacated in any of the events following, namely:

75.1 if he becomes insolvent or assigns his estate for the benefit of his creditors, suspends payments generally, or enters into a compromise with his creditors, or files an application for the surrender of his estate;

75.2 if he is found or becomes of unsound mind;

75.3 if he is requested in writing to resign by not less than three-quarters of the directors ;

75.4 if he be removed by a resolution of the Company pursuant to Section 220 of the Act;

75.5   if he shall pursuant to the provisions of the Statutes or by reason of any order made thereunder be prohibited from acting as a director;

75.6   one month, or, with the permission of the directors, earlier, after he has given notice in writing to the Company of his intention to resign his office;

75.7   if he is absent from meetings of the directors for six consecutive months without leave of the directors, otherwise than on the business of the Company, and is not represented at any such meetings during such six consecutive months by an alternate director, and the directors resolve that his office be, by reason of such absence, vacated; provided that the directors shall have power to grant to any director not resident in South Africa leave of absence for any or an indefinite period.

76.   A director may hold any other office or position under the Company (except that of external auditor) in conjunction with his office of director for such period and on such remuneration terms (in addition to the remuneration to which he may be entitled as a director) and otherwise as a disinterested quorum of the directors may determine.

77.   A director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise and (except insofar as otherwise decided by the directors), he shall not be accountable for any remuneration or other benefits received by him as a director or officer of or from his interest in such other company.

78.   Any director may act by himself or through his firm in a professional capacity for the Company (otherwise than as the Company's external auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

79. A director who is in any way whether directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company or its subsidiary, shall declare the nature of his interest to the Company, *mutatis mutandis*, in accordance with Sections 234, 235, 237 and 238 of the Act.

80. Subject to article 81 no director or intending director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any other office or position under the Company or in any company promoted by the Company or in which the Company is interested or in respect of professional services rendered or to be rendered by such director or as vendor, purchaser or in any other manner whatever, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director is in any way interested be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such appointment, contract or arrangement by reason of such director holding the office or of the fiduciary relationship thereby established.

81. A director shall not vote nor be counted in the quorum and if he shall do so his vote shall not be counted on any resolution for his own appointment to any other office or position under the Company or in respect of any contract or arrangement in which he is interested, but this prohibition shall not apply to:

81.1   any arrangement for giving to any director any security of indemnity in respect of money lent by him to, or obligations undertaken by him for the benefit of, the Company; or

81.2   any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company which the director has himself guaranteed or secured; or

81.3   any contract by a director to subscribe for or underwrite securities; or

81.4 any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company;

and these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by the Company in general meeting.

82. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

83. If any question shall arise at any meeting as to the entitlement of any directors to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.

84. The directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner and in all respects as they think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company.

ALTERNATE DIRECTORS

85. Each director may appoint either another director or any person approved for that purpose by a resolution of the directors to act as alternate director in his place and during his absence and may at his discretion remove such alternate director. A person so appointed shall, except as regards power to appoint an alternate, and remuneration, be subject in all respects to the terms and conditions existing with reference to the other directors of the Company, and each alternate director, whilst so acting, shall be entitled to receive notices of all meetings of the directors or of any committee of the directors of which his appointor is a member, and to attend and vote at any such meeting at which his appointor is a member, and to attend and vote at any such meeting at which his appointor is not personally present and he shall generally be entitled to exercise and discharge all the functions, powers and duties of his appointor in such appointor's absence as if he were a director. Any director acting as alternate shall (in addition to his own vote) have a vote for each director for whom he acts as alternate. An alternate director shall ipso facto cease to be an alternate director if his appointor ceases for any reason to be a director; provided that if any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired. Any appointment or removal of an alternate director shall be effected by instrument in writing delivered at the office and signed by the appointor. The remuneration of an alternate director shall be payable only out of the remuneration payable to the director appointing him and he shall have no claim against the Company for his remuneration.

RETIREMENT OF DIRECTORS IN ROTATION

86. Subject to article 102 at every annual general meeting one-third of the directors for the time being or if their number is not a multiple of three, then the number nearest to but not less than one-third shall retire from office. The directors so to retire at every annual general meeting shall be those who have been longest in office since their last election, but as between persons who become or were last elected directors

on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot; provided that notwithstanding anything herein contained:

86.1   if at the date of any annual general meeting any director shall have held office for a period of three years since his last election or appointment, he shall retire at such meeting either as one of the directors to retire in pursuance of the foregoing or additionally thereto;

86.2   a director who intends to retire voluntarily at the meeting may be taken into account in determining the one-third of the directors to retire at such meeting; and

86.3   the identity of the directors to retire at such annual general meeting shall be determined as at the date of the notice convening such meeting.

The length of time a director has been in office shall be computed from his last election, appointment or date upon which he was deemed re-elected. A director retiring at a meeting shall retain office until the close of the meeting or in the case of any adjournments thereof, at the close of such adjourned meeting.

87.   Retiring directors shall be eligible for re-election but no person, other than a director retiring at the meeting, shall, unless recommended by the directors, be eligible for election to the office of a director at any general meeting unless not more than thirty days but not less than twenty-one days before the day appointed for the meeting, there shall have been left at the office, a notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given, of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

88.   Subject to article 87, the Company at the meeting at which a director retires in manner aforesaid, may fill the vacated office by electing a person thereto.

89. The Company may in general meeting (but subject to the provisions of article 88) elect any person to be a director either to fill a casual vacancy or as an additional director, but so that the total number of directors shall not exceed at any time the maximum number (if any) fixed in accordance with these articles.

90. The validity of the appointment of any director shall not be affected by a failure to comply with Section 211(3) of the Act.

POWERS OF DIRECTORS

91. The directors on behalf of the Company may pay a gratuity or pension or allowance on retirement or other benefit to any director or ex-director or other officer or employee of the Company, its holding company (if any) or any subsidiary of the Company whether or not he has held any other salaried office or position with the Company or to his widow or dependants and make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance or life assurance or other benefits.

92. Without prejudice to the powers of the Company in general meeting in pursuance of any of the provisions of these articles to appoint any person to be a director, the directors shall have power at any time and from time to time to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed the maximum number (if any) fixed in accordance with these articles. Any director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election but shall not be taken into account in determining the directors who are to retire by rotation at such meeting.

93. The directors may take all steps that may be necessary or expedient in order to enable the securities of the Company to be introduced into and dealt with in any country or state and to procure the same to be recognised by and listed or quoted upon any stock exchange in any country or state and may accept responsibility for and pay and discharge all taxes, duties, fees, expenses or other sums which may be payable in

relation to any of the matters aforesaid and may subscribe to and comply with the laws and regulations of any such country or state and the rules or regulations of any such stock exchange.

94. Any branch or kind of business which the Company is either expressly or by implication authorised to undertake may be undertaken by the directors at such time or times as they shall think fit, and further may be discontinued or suspended by the directors, whether such branch or kind of business may have been actually commenced or not, so long as the directors may deem it expedient not to commence or proceed with the same.

95. The management and control of any business of the Company shall be vested in the directors who in addition to the powers and authorities by these articles expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company, and are not hereby or by the Statutes expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to such management and control not being inconsistent with these articles nor with any resolution passed by the Company in general meeting; but so that no such resolution shall invalidate any prior act of the directors which would have been valid if such resolution had not been passed. The general powers given by this article shall not be limited or restricted by any special authority or power given to the directors by any other article.

96. The directors may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested, shall be carried on by or through one or more subsidiaries of the Company and they may on behalf of the Company make such arrangements as they think advisable for taking the profits or bearing the losses of any branch or business so carried on, or for financing, assisting or subsidising any such subsidiary or guaranteeing its contracts, obligations or liabilities.

BORROWING POWERS

97.   The Company may create and issue secured or unsecured debentures and subject to any regulations from time to time made by the Company in general meeting, the directors may borrow from time to time for the purposes of the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of any such sums by bond, mortgage or charge upon all or any of the property or assets of the Company or by the issue of debentures or otherwise as they may think fit, and may make such regulations regarding the transfer of debentures, the issuing of certificates therefor (subject always to article 11 hereof) and all such other matters incidental to debentures as they may think fit; provided that no special privileges as to allotment of shares in the Company, attending and voting at general meetings, appointment of directors or otherwise, shall be given to the holders of debentures of the Company save with the sanction of the Company in general meeting.

LOCAL OR DIVISIONAL BOARDS, AGENTS AND COMMITTEES OF THE BOARD

98.   The directors may establish any local or divisional boards or agencies in South Africa or elsewhere for managing any of the affairs of the Company and may appoint any persons to be members of such local or divisional boards, or any managers or agents and may fix their remuneration, and may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in the directors with power to sub-delegate, and may authorise the members of any local or divisional board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit, and the directors may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

99. The directors may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the attorney or agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him or them.

100. The directors may delegate any of their powers to an executive or other committee whether consisting of a member or members of their body or not as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the directors and any such regulations may authorise the appointment of sub-committees.

EXECUTIVE OFFICERS

101. The directors may from time to time appoint one or more of their body to be managing director, deputy managing director, chief executive officer, deputy chief executive officer, general manager or executive director (with or without specific designation) of the Company or to other executive office with the Company as the directors shall think fit, and may from time to time remove or dismiss him or them from office and appoint another or others in his or their place or places.

102. Subject to any provisions either in these articles or in the contract under which he is appointed any director appointed to any position or executive office pursuant to article 101 shall not, (while he continues to hold that position or office under a contract for a term of years), be subject to retirement by rotation during the currency of such contract and he shall not, in such case, be taken into account in determining the rotation of retirement of directors but, subject to any provisions in such contract, he shall be subject to the same removal terms as the other directors of the Company

and, if he ceases to hold office as director, his appointment to such position or executive office shall ipso facto and immediately be terminated but without prejudice to any claims or damages which may accrue under any such contract in respect of such termination; provided that the directors shall not appoint any director to any position or executive office under a contract as aforesaid which provides for him to be so exempted, if at the time of such appointment under such contract the effect of such exemption would be to cause one-half or more of the directors to be exempt from retirement by rotation.

103. The directors may from time to time entrust to and confer upon a director appointed to any position or executive office under article 101 such of the powers exercisable under these articles by the directors as they think fit, and may confer such powers for such time, and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions, as they think expedient, and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the directors in that regard, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

104. The directors may meet for the dispatch of business, adjourn, and otherwise regulate their meetings as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise determined by the directors, two directors shall form a quorum. A director may at any time, and the secretary upon the request of a director, shall at any time convene a meeting of the directors.

105. The continuing directors may act notwithstanding any vacancy in their body, but if and so long as their number be reduced below the minimum number fixed by or in accordance with these articles, they may act only for the purpose of filling up vacancies in their body or of summoning general meetings of the Company but not for any other purpose, and may act for either of the purposes aforesaid whether or not their number be reduced below the minimum number fixed by or in accordance with these articles as a quorum.

106. The directors may elect a chairman and a deputy chairman (to act in the absence of the chairman) of their meetings and determine the period for which they are to hold office, but if no such chairman or deputy chairman is elected or if at any meeting the chairman or deputy chairman be not present within ten minutes after the time appointed for holding the same, the directors present shall choose one of their number present to be chairman at such meeting.

107. Questions arising at any meeting shall be decided by a majority of votes, and in case of an equality of votes the chairman shall have a second or casting vote; provided that should the quorum be two and should only two directors be present at the meeting, the chairman shall not have a second or casting vote.

108. A meeting of the directors at which a quorum is present shall be competent to exercise all or any of the powers, authorities and discretions by or under these articles for the time being vested in or exercisable by the directors generally.

109. A resolution in writing signed by not less than three-quarters of the total number of directors entitled to vote thereon (which resolution may be signed under facsimile transmission or some other form of electronic means and which may consist of several documents in like form each signed by one or more directors), shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and constituted; provided that where a director is not so present, but has an alternate who is so present, then such resolution must also be signed by such alternate. All such resolutions shall be described as "directors' resolutions" and shall be forwarded or otherwise delivered to the secretary without delay, and shall be recorded by him in the Company's minute book and noted at the meeting of the directors next following the receipt thereof by him.

110. The meetings and proceedings of any committee consisting of two or more members, shall be governed by the provisions herein contained for regulating the meetings and proceedings of directors so far as the same are applicable thereto and are not superseded by any regulations made or imposed by the directors.

111. All acts done by the directors or by a committee of directors or by any person acting as a director or a member of a committee, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the directors or persons acting aforesaid, or that they or any of them were disqualified from or had vacated office, shall be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of such committee.

112. Directors' meetings and meetings of committees of the directors may be held by means of such telephonic, electronic or other communication facility or media as permits all persons participating in the meeting to communicate with each other simultaneously and instantaneously and directors so participating shall be deemed to be present at such meeting.

SECRETARY

113. Subject to the provisions of the Statutes, the secretary (who shall be permanently resident in South Africa and which may be a body corporate or a partnership complying with the requirements of the Act) shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit and any secretary so appointed may not be removed without the approval of the directors. A provision of the Statutes or these articles requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.

AUTHENTICATION AND ELECTRONIC ARCHIVING OF DOCUMENTS

114. Subject to the provisions of the Statutes, any director or the secretary or any person appointed by the directors or any committee of the directors for that purpose shall have power to store any documents affecting the constitution of the Company and any resolutions passed by the Company or the directors, and any books, records, documents and accounts relating to the business of the Company, by electronic

means and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the office the local manager or other officer of the Company having the custody thereof shall be deemed to be the person appointed by the directors aforesaid.

115. A document purporting to be a copy of a resolution of the directors or an extract from the minutes of a meeting of the directors which is certified as such in accordance with the provisions of article 114 shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the directors.

DIVIDENDS AND OTHER PAYMENTS TO MEMBERS

116. Subject to the provisions of the Statutes and the requirements of any stock exchange on which the Company's securities are listed or quoted, the Company may make payments to its members from time to time.

117. The Company in general meeting (subject to obtaining the declaration of the directors referred to in article 121) or the directors may from time to time declare a dividend or make any other payment to members (or any class of members) in such currency as the directors or the general meeting may determine and in proportion to the number of shares held by them in each class. Dividends and other payments shall be declared payable to members registered as such on a date subsequent to the date of the declaration thereof as determined by the directors or the Company in general meeting; provided that the directors may rescind any dividend or other payment to be made to members or any class of members before the date of payment thereof if the directors decide that the Company's financial position no longer justifies such payment.

118. No larger dividend shall be declared by the Company in general meeting than is recommended by the directors; but the Company in general meeting may declare a smaller dividend.

119. All unclaimed dividends or other payments to members as contemplated in articles 116 and 117 may be invested or otherwise be made use of by the directors for the benefit of the Company until claimed, provided that any dividend or other payment to members remaining unclaimed for a period of not less than three years from the date on which it became payable may be forfeited by resolution of the directors for the benefit of the Company.

120. The Company shall be entitled at any time to delegate its obligations to any member in respect of unclaimed dividends or other unclaimed payments to any one of the Company's bankers from time to time.

121. The declaration of the directors as to whether:

121.1   the Company is, or would be, after payment of any dividend or other payment to members, able to pay its debts as they become due in the ordinary course of business; and

121.2   the consolidated assets of the Company, fairly valued would, after the payment of the dividend or other payment to members, not be less than the consolidated liabilities of the Company

shall be conclusive.

122. Any dividend, interest or other sum payable in cash to the holder of a security may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first on the register in respect of the share at his registered address, or addressed to such person and at such address as the holder or joint holders may in writing direct, or by electronic transfer into the bank account nominated by the holder or, in the case of joint holders, into the bank account nominated by the holder whose name stands first in the register in respect of the share. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the person to whom it is addressed and shall be sent at the risk of the

holder or joint holders. Every such electronic transfer shall be made at the risk of the holder or joint holders. The Company shall not be responsible for the loss in transmission of any cheque or warrant or of any document (whether similar to a cheque or warrant or not) sent through the post as aforesaid or the loss or misdirection of any electronic transfer. Payment of any such cheque or warrant, or the making of such electronic transfer, to whomsoever effected, shall be a good discharge to the Company.

123. Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of the Company or of any other company, or in cash, or in any one or more of such ways as the directors or the Company in general meeting may at the time of declaring the dividend determine and direct, and where any difficulty arises in regard to such distribution the directors may settle the same as they think expedient and in particular may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any member on the basis of the value so fixed in order to secure equality of distribution and may vest any such assets in trustees upon such trusts for the persons entitled to the dividend as may seem expedient to the directors.

124. The directors may from time to time make such regulations as they may think fit in regard to the payment of dividends to members having registered addresses outside South Africa, and such regulations may provide for the payment of such dividends in any foreign currency and the rate of exchange at which such payment shall be made and such other matters as the directors may think fit.

RESERVES

125. The directors may set aside such sum as they think proper as reserves which shall, at the discretion of the directors be applicable for any purpose and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit. The directors may also, without placing the same to reserve, carry forward any sum which they may think prudent not to distribute.

126. The Company in general meeting may upon the recommendation of the directors at any time and from time to time resolve that it is desirable to capitalise all or any part of the amount for the time being standing to the credit of any of the Company's reserves or of any share premium account or capital redemption reserve fund or to the credit of the income statement or otherwise available for distribution and not required for the payment of the fixed dividends on any preference shares of the Company, and accordingly that such amount be set free for distribution among the members or any class of members who would be entitled thereto if distributed by way of dividend and in the same proportions on the basis that the same be not paid in cash but either be applied in paying up unissued shares of the Company to be issued to such members as fully paid capitalisation shares having a par value or be transferred to the Company's stated capital and be applied in distributing to such members shares of no par value.

DIRECTORS' POWERS ON CAPITALISATION OR DISTRIBUTION OF PROFITS

127. If any difficulty arises in regard to any distribution under article 126, the directors may settle the same as they think it expedient. They may make all appropriations and applications of the sum resolved to be capitalised thereby, and all allotments and issues of securities, if any, and generally shall do all acts and things required to give effect thereto, with full power to the directors to provide that fractions shall be ignored altogether, or by payment in cash or otherwise, as they think fit, in the case of securities becoming distributable in fractions. The directors may also appoint any person to enter, on behalf of all members entitled to the benefit of such appropriations and applications or to participate in such distribution, into any contract requisite or convenient for giving effect thereto, and such appointment and contract made under such appointment shall be effective and binding on all such members.

SHARE PREMIUM ACCOUNT AND CAPITAL REDEMPTION RESERVE FUND

128. The Company may from time to time, subject to any requirements which may be imposed by the Statutes, by ordinary resolution authorise the directors to distribute all or any part of the amount for the time being standing to the credit of or deal with, in any way recommended by the directors or authorised by the Statutes, any share premium account or capital redemption reserve fund of the Company, save that the provisions of this article shall not apply in respect of any action properly taken by the Company in terms of Sections 76(3) or 98(4) of the Act.

FOREIGN CURRENCY PAYMENTS

129. Any payments to members to be made to any member whose registered address is outside South Africa or who has given written instructions requesting payment at an address outside South Africa and any payment to a member whose registered address is outside South Africa may be paid in such currency or currencies other than the currency of South Africa as may be stipulated by the directors. The directors may also stipulate the date upon which the currency of South Africa will be converted into such other currency or currencies.

ACCOUNTS

130. The directors shall cause to be kept such accounting records and books of account as are prescribed by the Statutes.

131. The accounting records shall be kept at the office or (subject to the provisions of Section 284 of the Act) at such other place as the directors think fit, and shall at all times be open to inspection by the directors. Except as provided by the Statutes or by the authority of the directors no member (other than a director) shall have any right to inspect any accounting record book, account or document of the Company.

132. Subject to the provisions of the Statutes, a copy of the annual financial statements made out in accordance with and consisting of the documents specified in Section 286 of the Act which is to be laid before the Company in annual general meeting, shall be:

132.1 delivered or sent by post in printed form to the registered address of each member; or

132.2 sent by electronic mail to each member who has elected to receive notices in that form in accordance with the provisions of these articles;

(and at the same time there shall be forwarded to the secretary or other proper officer of any stock exchange on which any shares of the Company are listed or quoted such number of copies of such documents as for the time being may be required under its regulations or practice) at least twenty-one clear days before such annual general meeting. Notwithstanding the foregoing, this article shall not require a copy of the said documents to be sent:

132.3 to any person:

132.3.1 who is not entitled to receive notice of general meetings of the Company;

132.3.2 the address of whom the Company is not aware; or

132.3.3 who has by notice in writing to the Company elected not to receive such documents; or

132.4 to more than one of the joint holders of any securities.

INDEPENDENT EXTERNAL AUDITORS

133. Independent external auditors shall be appointed and their duties regulated in accordance with the provisions of the Statutes.

134. Subject to the provisions of the Statutes, all acts done by any person acting as independent external auditor, shall as regards all persons dealing in good faith with the Company, be valid notwithstanding that there was some defect in his appointment.

135. All annual financial statements when audited and laid before an annual general meeting shall be deemed conclusively correct, and shall not be re-opened without the approval of the directors.

NOTICES

136. Subject to the provisions of these articles and to the requirements of any stock exchange of which the shares of the Company are listed or quoted:

136.1   any notice which is required to be given by the Company to members or directors shall be in writing and may be given to:

136.1.1   any member or director who has notified the Company of his electronic mail address or telefacsimile number for this purpose, by:

136.1.1.1   sending such notice by electronic mail or telefacsimile, as the case may be, to such address or telefacsimile number, as the case may be; or

136.1.1.2   sending an electronic mail advising that a notice is posted on a website and containing the web address of such website; provided that such notice is available on such website for at least the period commencing on the day after the date on which such notice was sent and expiring on the later of the twenty-first day succeeding that day or the day of the meeting, if any, to which the notice relates;

provided that any member who has notified the Company of his electronic mail address or telefacsimile number may by written notice to the Company withdraw such notification of his electronic mail address or telefacsimile number; or

136.1.2   any member or director by delivery in person; or

136.1.3   any member or director by delivering it or sending it through the post, properly addressed, to:

136.1.3.1   a member at his address reflected in the register;

136.1.3.2   a director at his postal address shown in the directors' register;

136.1.4   if the Company is prevented through circumstances beyond its control from so giving notice, then notice may be given by advertisement. Should it be necessary to give notice by advertisement, such notice shall, subject to the provisions of the Statutes, be advertised in the Gazette and in such newspapers as the directors may from time to time determine; provided that where a branch register or transfer office has been established, such advertisement shall also be inserted in at least one leading newspaper circulating in the town or district in which such branch register or transfer office is located;

and any such notice to members shall simultaneously be given to the appropriate official or department of any recognised stock exchange on which the shares of the Company are listed or quoted, in accordance with the requirements of that stock exchange. Any such notice to members shall also be advertised in accordance with the requirements of any such stock exchange;

136.2   every notice shall be deemed to have been received:

136.2.1   if it is delivered, on the date on which it is so delivered;

136.2.2   if it is sent by post, on the day on which it was posted;

136.2.3   if it, or an advertisement referred to in article 136.1.4, is advertised, on the day on which the advertisement appeared in the Gazette;

136.2.4   if it, or a message referred to in article 136.1.1.2, is sent by electronic mail, on the day on which it was so sent;

136.2.5   if it, or a message referred to in article 136.1.1.2, is sent by telefacsimile, on the day on which it was successfully transmitted,

notwithstanding that such notice may not actually have been received.

137. In the case of joint holders of a security, all notices shall unless such holders otherwise in writing direct and the directors agree, be given to that one of the joint holders whose name stands first in the register, and notice so given shall be sufficient notice to all the joint holders.

138. Every person who, by operation of law, transfer or other means whatsoever, shall become entitled to any security, shall be bound by every notice in respect of such security which, previously to his name and address being entered on the register, shall have been given to the person from whom he derived his title to such security.

139. Any notice or other document delivered, given or sent in accordance with the provisions of these articles shall notwithstanding that such member be then under legal incapacity, and whether or not the Company has notice of his legal incapacity, be deemed to have been duly served in respect of any security registered in the name of such member as a sole or joint holder unless his name shall at the time of the service of the notice or document have been removed from the register as the holder of the security; and such service shall for all purposes of these articles be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the security.

140. Save as otherwise expressly provided, where a given number of days notice, or notice extending over any period, is required to be given, the days of service shall not, unless it is otherwise provided, be counted in such number of days or other period.

141. The accidental omission to give notice of a general meeting or a meeting of directors to any member or director, as the case may be, shall not invalidate any resolution passed at such meeting.

WINDING UP

142. If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the members divide among the members in specie or kind the whole or any part of the assets of the Company and may for such purpose set such value as he deems fair upon any asset and may determine how the division shall be carried out as between the members or different classes of members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees to be held in trust for the benefit of the members or any of them on such terms as the liquidator, with the like sanction, shall think fit. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of members otherwise than in accordance with their existing rights, but each member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to Section 390 of the Act.

INDEMNITY

143. Subject to the provisions of Section 247 of the Act:

143.1   every director, manager, secretary and officer of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under Section 248 of the Act in which relief is granted to him by the Court; and

143.2   every such person aforesaid shall be indemnified by the Company against and, it shall be the duty of the directors out of the funds of the Company, to pay all costs, losses and expenses which any such person may incur or become liable to by reason of any contract entered into or act or deed done by him as such director, secretary, manager or officer of the Company or in any way in the discharge of his duties.

144.   Subject to the provisions of the Statutes, no director, manager, secretary or officer or servant of the Company shall be liable for the acts, receipts, neglects, or defaults of any other director, manager, secretary or officer or servant, or for joining in any receipt or other act for conformity, or for loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for and on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss or damage arising from the insolvency or delict of any person with whom any moneys, securities or effects shall be deposited, or for any loss or damage occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatsoever which shall happen in the execution of his duties of office or in relation thereto, unless the same happen through his own dishonesty.

WAIVER BY STOCK EXCHANGE

145.   Notwithstanding anything to the contrary contained in these articles, where any action or matter is expressed in these articles to be subject to compliance with the listing requirements or rules of any stock exchange on which the Company's securities are listed or quoted, a waiver of such requirements or rules by the stock exchange concerned shall constitute compliance with those requirements or rules for the purposes of these articles.

RIGHTS ATTACHING TO PREFERENCE SHARES

146. Rights, privileges, restrictions and other conditions applicable to the A redeemable preference shares of 50 cents each and B redeemable preference shares of 1 cent each in the Company.

146.1   For purposes of this article the "Moab Lease Area" means the total lease area of 2 149,2631 hectares of the Mining Leases as ceded to AngloGold Ashanti Limited (formerly Vaal Reefs Exploration and Mining Company Limited) by virtue of Deeds of Cession of Mining Leases Nos 23/92 and 26/92 and as reflected in the diagrams attaching to the Mining Leases being RMT Nos 52/91 and 53/91.

146.2   The following terms shall apply to the A redeemable preference shares of 50 cents each ("the A preference shares"), in the share capital of the Company:

146.2.1   The A preference shares shall be allotted to Eastvaal Gold Holdings Limited as fully paid and are not transferable.

146.2.2   The A preference shares shall rank *pari passu* with each other and except as provided for in this article shall rank *pari passu* with the B redeemable preference shares of 1 cent each ("the B preference shares").

146.2.3   The A preference shares shall confer the following rights on the holder thereof:

146.2.3.1   after payment in full of the annual dividend on the B preference shares, the right to an annual dividend equivalent to the balance of the after tax profits arising from income derived from mining the Moab Lease Area as determined by the directors in each financial year, but shall confer no right to any dividend payment from any other profits of the Company.

146.2.3.2   to receive on redemption:

146.2.3.2.1   the nominal value of the said A preference shares;

146.2.3.2.2   a premium per share of an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area, after redemption in full of the B preference shares and payment of the nominal value of the A preference shares, divided by 2 000 000. Any amount transferred to the share premium account of the Company pursuant to Section 76(2) of the Act consequent upon the issue of such shares may be used to provide for any premium on the redemption of the shares.

146.2.3.3   Against payment of the said nominal value and premium, if any, such shares shall be fully redeemed and shall constitute part of the authorised and unissued share capital of the Company.

146.2.3.4   The A preference shares shall have no right to redemption from any proceeds otherwise arising.

146.2.4   The A preference shares shall confer on the holder thereof the right to receive notice of, and to attend, any meeting of the Company and to vote thereat and on a poll shall entitle the holder to one vote for each A preference share held provided that at every general meeting of the Company at which the holders of the ordinary shares, the A preference shares and the B preference shares are present and entitled to vote, on a poll the holder of the A preference shares shall be entitled to 50 votes for each A preference share held, the holders of the ordinary shares shall be entitled to 50 votes for each ordinary share held and the holder of the B preference shares shall be entitled to one vote for each B preference share held.

146.2.5   At every separate meeting of the holder of the A preference shares the provisions of the articles relating to the voting at general meetings of ordinary shareholders and the appointment of proxies to act thereat, shall apply, *mutatis mutandis*, except that at any such separate meeting the sole holder of the A preference shares shall constitute a quorum.

146.2.6   The A preference shares shall confer the right, on a winding-up of the Company, in priority to any payment in respect of the ordinary shares in the capital of the Company then issued, but after any payment in respect of the B preference shares in the capital of the Company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution.

146.2.7   The A preference shares shall not be entitled to any participation, on a winding-up, in any of the surplus funds of the Company in any other manner arising.

146.3   The following terms shall apply to the B preference shares in the share capital of the Company:

146.3.1   The B preference shares shall be issued at par plus a premium of R249,99 per share. The said shares shall be subscribed for by and allotted to Eastvaal Gold Holdings Limited at a price of R250,00 per share and are not transferable.

146.3.2   The B preference shares shall rank *pari passu* with each other and except as provided for in this article shall rank *pari passu* with the A preference shares.

146.3.3   The B preference shares shall confer the following rights on the holder thereof:

146.3.3.1   the right to an annual dividend amounting to the lesser of 5 per cent of the issue price of the B preference shares or an amount equivalent to the balance of the after tax profits arising from income derived from mining the Moab Lease Area as determined by the directors in each financial year. The annual dividend shall be a first charge on any profit available for distribution from the Moab Lease Area but shall not be payable from any other profits of the Company.

146.3.3.2   to receive on redemption:

146.3.3.2.1   the nominal value of the said B preference shares;

146.3.3.2.2   a premium of up to R249,99 per share, but limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area after payment of the nominal value of the B preference shares. Any such premium shall be payable from so much of the share premium account as arose on the issue of the shares.

146.3.3.3   Against payment of the said nominal value and premium, if any, such shares shall be fully redeemed and shall constitute part of the authorised and unissued share capital of the Company.

146.3.3.4   The redemption of the B preference shares shall be a first charge against the net proceeds from the disposal of the assets relating to the Moab Lease Area following permanent cessation of mining operations in the Moab Lease Area, but shall have no right to redemption from any proceeds otherwise arising.

146.3.4   The B preference shares shall confer on the holder thereof the right to receive notice of, and to attend, any meeting of the Company provided that:

146.3.4.1 the holder of a B preference share shall not be entitled to vote at such meeting, except:

146.3.4.1.1 during any period commencing six months after the due date for payment of any B preference share dividend which has been declared and during which such B preference dividend or any part of such B preference dividend remains in arrear and unpaid; or

146.3.4.1.2 in regard to any resolution proposed which directly affects any of the rights attached to the B preference shares or the interests of the holders of the B preference shares, including a resolution for the winding-up of the Company or for the reduction of its capital; or

146.3.4.1.3 in regard to any resolution of the Company proposed for the disposal of the whole or substantially the whole of the undertaking of the Company or the whole or the greater part of the assets of the Company, or the whole or the greater part of the assets relating to the operations in the Moab Lease Area.

146.3.4.2 at every general meeting of the Company at which the holders of the ordinary shares, the A preference shares and the B preference shares are present and entitled to vote, on a poll the holder of the A preference shares shall be entitled to 50 votes for each A preference share held, the holders of the ordinary shares shall be entitled to 50 votes for each ordinary share held and the holder of the B preference shares shall be entitled to one vote for each B preference share held.

146.3.5   At every separate meeting of the holder of the B preference shares the provisions of the articles relating to the voting at general meetings of ordinary shareholders and the appointment of proxies to act thereat, shall apply, *mutatis mutandis*, except that at any such separate meeting the sole holder of the B preference shares shall constitute a quorum.

146.3.6   The B preference shares shall confer the right, on a winding-up of the Company, in priority to any payment in respect of the ordinary shares or the A preference shares in the capital of the Company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution but not exceeding a return per B preference share of the capital paid-up thereon and any share premium paid on the issue of the B preference shares outstanding at that time.

146.3.7   The B preference shares shall not be entitled to any participation, on a winding-up, in any of the surplus funds of the Company in any other manner arising.

146.4   The following terms shall apply to both the A preference shares and the B preference shares in the share capital of the Company:

146.4.1   The rights attaching to the A and B preference shares and the interests of the holders of the A and B preference shares shall not be regarded as being directly affected or modified by the creation by the Company of any further shares of any class unless those new shares rank as regards participation in the assets or profits of the Company from the Moab Lease Area in some or all respects in priority to or *pari passu* with the A and B preference shares.

146.4.2   The provisions of this article 146 shall override any similar or contrary provisions of the Articles of Association of the Company.

146.4.3   Without the prior written consents of the holders of the A and B preference shares or the prior sanction of resolutions at separate general meetings of the holders of the A and B preference shares passed in the same manner, *mutatis mutandis*, as a special resolution:

146.4.3.1   none of the rights attaching to the A or B preference shares may be modified;

146.4.3.2   no shares in the capital of the Company, ranking as regards participation in the assets or profits of the Company arising from operations in the Moab Lease Area in some or all respects in priority to or *pari passu* with the A and B preference shares shall be created.

146.4.4   The A preference shares and the B preference shares shall be redeemed, but only after cessation of mining operations in the Moab Lease Area and realisation of the assets relating to the Moab Lease Area.

CONDITIONS ATTACHING TO THE E ORDINARY SHARES

147.   The E ordinary shares shall confer on the holders thereof from time to time ("the E Holder(s)") the following rights, privileges and obligations:

147.1   Each E ordinary share shall confer on the E Holder the right to receive a dividend ranking *pari passu* with all of the dividends that may from time to time be declared to the holders of the ordinary shares, equal to one-half of the dividend per ordinary share declared by the Company from time to time.

147.2   The Company shall be obliged, on the delivery by the Company by an E Holder from time to time of a written notice ("the Transaction Notice") delivered at such times and in such manner as the Company shall agree from time to time with each relevant E Holder, to reduce the issued share capital of the Company by cancelling the E ordinary shares, or any portion of the E ordinary shares, and by crediting an amount equal to the par value of the E ordinary shares so cancelled to the non-distributable reserve account in the books of the Company. In the event that the relevant E Holder shall fail, for whatsoever reason, to deliver a Transaction Notice at the time or times and in the manner as agreed from time to time between the Company and such relevant E Holder, the Company shall be entitled to cancel the E ordinary shares, or such portion of them as shall have been agreed between the Company and such relevant E Holder, at such times and in such manner as shall so have been agreed.

147.3   On the delivery by the E Holder of a Transaction Notice, or (in the absence of the delivery of such Transaction Notice) at such time as the Company shall be entitled to cancel the E ordinary shares, or any portion of them, as agreed from time to time between the Company and each relevant E Holder (it being recorded that, for the purposes of this Article 147, the E Holder shall be deemed to have given a Transaction Notice to the Company at such time or times) the Company shall:

147.3.1   determine the morning volume weighted average traded price ("the Transaction Notice Price") of the ordinary shares on the JSE at midday on the Business Day on which the Transaction Notice shall have been given, or shall be deemed to have been given ("the Transaction Notice Date") on;

147.3.2   calculate, on the basis described in Article 147.4 the number of E ordinary shares ("the Cancellation Shares") which the Company shall be entitled and obliged to cancel in respect of the Transaction Notice;

147.3.3   cancel the Cancellation Shares, it being recorded that the par value of the Cancellation Shares shall be credited to the Non-Distributable Reserve Account in the books of the Company;

147.3.4   convert such number of the E ordinary shares in respect of which the Transaction Notice shall have been given, or such number of E ordinary shares as the Company shall at that time be entitled in terms of its agreement with the relevant E Holder to deal with by way of deemed Transaction Notice, (collectively "the Transaction Notice Shares") and which shall not have been cancelled set out in this Article 147 ("the Conversion Shares"), into ordinary shares, by not later than 5 Business Days after the Transaction Notice Closing Date ("the Transaction Notice Closing Date");

147.3.5   procure that the Conversion Shares, after their conversion into ordinary shares, shall be listed on the JSE by not later than 5 Business Days after the Transaction Notice Closing Date; and

147.3.6   by not later than 5 Business Days after the Transaction Notice Closing Date, instruct the Central Securities Depository Participant of the Company irrevocably and in writing to credit the account of the E Holder held with its Central Securities Depository Participant with the ordinary shares into which the Conversion Shares shall have been converted.

147.4   The Company shall calculate the number of Cancellation Shares which the Company shall be entitled and obliged to cancel in terms of respectively Articles 147.2 and 147.3 by reference to the formula:

$$A = \frac{B - C + D}{E}$$

where:

A   is the number of Cancellation Shares which the Company shall be entitled to cancel, which number shall not be greater than the number of E ordinary shares constituting the Transaction Notice Shares;

B   is 90% of the 30 day volume weighted average traded price per ordinary share on the date on which the E Holder shall have subscribed for and the Company shall have allotted and issued the E ordinary shares to the

E Holder ("Subscription Date") multiplied by the number of Transaction Notice Shares ("the Opening Balance");

C   is the amount ("the Reduction") equal to 50% of the aggregate dividends per ordinary share paid by the Company during the period commencing on the Subscription Date and terminating on the Transaction Notice Date ("the Relevant Period"), multiplied by the number of Transaction Notice Shares;

D   is an increment, calculated by the application of an escalation factor ("the Factor") of such percentage as the Company shall have agreed with the E Holder from time to time, nominal annual compounded monthly in arrears, to the Opening Balance in respect of the Relevant Period, provided that there shall be taken into account, in the application of the Factor, the Reduction and further provided that the Reduction shall be deemed to have reduced the total amount to which the Factor shall be applied from time to time, on the same dates and in the same proportions as the Company shall from time to time have declared and paid dividends to the holders of the ordinary shares; and

E   is the morning day volume weighted average traded price per ordinary share on the JSE at midday on the Transaction Notice Date.

147.5   The provisions of Articles 147.2, 147.3 and 147.4 shall apply *mutatis mutandis* (and the Company shall be obliged to cancel a portion of the E ordinary shares held by the E Holder and to convert the balance of such E ordinary shares into ordinary shares, mutatis mutandis on the basis described in those Articles) in the event that:

147.5.1   any person shall have acquired the entire ordinary issued share capital of the Company in terms of, pursuant to and/or by the operation of either Section 311 or Section 440K of the Companies Act (collectively "the Take-out Transaction"); and

147.5.2   any person shall have made a written offer in respect of a Take-out Transaction and the Company shall have delivered, at its election, a written notice ("the Take-out Conversion Notice") to the E Holder, advising the E Holder that the Company intends to and shall apply the provisions of Articles 147.2, 147.3 and 147.44 to all, but not a portion only, of the E ordinary shares then held by such E Holder,

provided that the Transaction Notice Date shall be deemed, for such purposes, to be the date on which such party shall so acquire the entire issued ordinary share capital of the Company or, in the event that the Company shall have delivered a Take-out Conversion Notice to the E Holder, the date specified in such notice.

147.6   Save as set out in this Article 147, the E ordinary shares shall rank *pari passu* in all respects with the ordinary shares, it being recorded, for the avoidance of doubt, that in the event that the Company shall take any action of whatsoever nature in relation to and/or in connection with the amendment of any of the rights attaching to the ordinary shares and/or the par value of the ordinary shares (including, without limitation, by the subdivision and/or consolidation of the E ordinary shares, or any of them) the Company shall take the same action *mutatis mutandis* in relation to the E ordinary shares.

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS

SINCE ADOPTION OF

MEMORANDUM AND ARTICLES OF ASSOCIATION

ON 5 DECEMBER 2002

COPIES AVAILABLE ON REQUEST

FROM THE COMPANY SECRETARY

Exhibit 19.6

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE COMPANY FINANCIAL STATEMENTS
For the year ended 31 December 2006

INVESTMENT IN PRINCIPAL SUBSIDIARIES AND JOINT VENTURE INTERESTS

	Country of incorporation	Nature of business	Shares held		Percentage held	
			2006	2005	2006	2005
Direct investments						
Advanced Mining Software Limited	17	C	40,000	40,000	100	100
AGRe Insurance Company Limited	17	F	2	2	100	100
AngloGold American Investments Limited	4	B	1,001	1,001	100	100
AngloGold Ashanti USA Incorporated	20	B	1,001	100	100	100
			500*	500*	100	100
AngloGold Ashanti Health (Pty) Limited	17	E	8	8	100	100
AngloGold Ashanti Holdings plc	10	B	2,077,313,678	2,077,313,678	100	100
AngloGold Offshore Investments Limited	10	B	5,000,000	5,000,000	100	100
Eastvaal Gold Holdings Limited	17	B	454,464,000	454,464,000	100	100
Masakhisane Investment Limited	17	B	100	100	100	100
Nuclear Fuels Corporation of SA (Pty) Limited	17	D	1,450,000	1,450,000	100	100
Rand Refinery Limited **	17	G	208,471	208,471	53.03	53.03
Southvaal Holdings Limited (in voluntary liquidation)	17	B	26,000,000	26,000,000	100	100
Indirect investments						
AG Mali Holdings[1] Limited	4	B	10,002	10,002	100	100
AG Mali Holdings[2] Limited	4	B	10,002	10,002	100	100
AngloGold Argentina Limited	4	B	1	1	100	100
AngloGold Argentina S.A.	1	B	1,331,093	1,331,093	100	100
AngloGold Ashanti Australia Limited	2	B	257,462,077	257,462,077	100	100
AngloGold Ashanti (Bibiani) Limited	8	A	4,500	4,500	100	100
AngloGold Ashanti (Colorado) Corp.	20	B	1,250	1,250	100	100
AngloGold Ashanti Exploration (Ghana) Limited	8	A	2	2	100	100
AngloGold Ashanti (Ghana) Limited	8	A	132,419,585	132,419,585	100	100
AngloGold Ashanti Holdings plc	10	B	1,024,840,886*	1,024,840,886*	100	100
AngloGold Ashanti (Iduapriem) Limited	8	A	53,010	53,010	80	80
AngloGold Ashanti (Nevada) Corp.	20	B	100	100	100	100
AngloGold Ashanti North America Inc.	20	B	7,902	7,902	100	100
AngloGold Australia Investment Holdings Limited	4	B	1,000	1,000	100	100
AngloGold Australia (Sunrise Dam) Pty Limited	2	A	2	2	100	100
AngloGold Ashanti Brasil Mineração Ltda	5	B	8,827,437,875	8,827,437,875	100	100
AngloGold Brazil Limited	4	B	1	1	100	100
AngloGold CV 1 Limited	4	B	11,002	11,002	100	100
AngloGold CV 2 Limited	4	B	1,002	1,002	100	100
AngloGold CV 3 Limited	4	B	1,002	1,002	100	100
AngloGold Finance Australia Holdings Limited	14	B	2	2	100	100
AngloGold Finance Australia Limited	14	B	2	2	100	100
AngloGold Geita Holdings Limited	4	B	3,513	3,513	100	100
AngloGold Investments Australasia Limited	4	B	1,000	1,000	100	100
AngloGold Investments Australia Pty Ltd	2	B	1	1	100	100
AngloGold Investments (Sadex) Limited	4	B	1,000'A'	1,000'A'	100	100
AngloGold Morila Holdings Limited	4	B	1,000	1,000	100	100
AngloGold Namibia (Pty) Ltd	15	A	10,000	10,000	100	100
AngloGold Offshore Investments Limited	4	B	422,510,000*	422,510,000*	100	100
AngloGold South America Limited	4	B	488,000	488,000	100	100
AngloGold South American Holdings Limited	4	B	1	1	100	100

	Country of incorporation	Nature of business	Shares held		Percentage held	
			2006	2005	2006	2005
Ashanti Goldfields Belgium S.A.	3	B	2,500	2,500	100	100
Ashanti Goldfields (Cayman) Limited	6	B	2	2	100	100
Ashanti Goldfields Holding (Luxembourg) S.A.	12	B	3,000,000	3,000,000	100	100
Ashanti Goldfields Kilo Sarl	20	H	15,520	15,520	86.22	86.22
Ashanti Goldfields Services Limited	19	B	588,409	588,409	100	100
Ashanti Goldfields Teberebie Limited	6	B	2	2	100	100
Ashanti Treasury Services Limited	10	I	250,000	250,000	100	100
Australian Mining & Finance Pty Limited	2	B	48	48	100	100
Cerro Vanguardia S.A.	1	A	13,875,000	13,875,000	92.50	92.50
Chevaning Mining Company Limited	19	B	1,000	1,000	100	100
Cluff Holdings Pvt Limited	20	B	100	100	100	100
Cluff Mineral Exploration Limited	19	B	500,000	500,000	100	100
Cluff Oil Limited	19	B	19,646,377	19,646,377	100	100
Cluff Resources Limited	19	B	93,638,562	93,638,562	100	100
Cripple Creek & Victor Gold Mining Company (USA joint venture)	20	A	67	67	67	67
Erongo Holdings Limited	4	B	13,334'A'	13,334'A'	100	100
Geita Gold Mining Limited	18	A	2	2	100	100
Golden Shamrock Mines Limited	2	B	2,000,000	2,000,000	100	100
GSM Gold S.A.	12	B	325,000	325,000	100	100
Mineração Serra Grande S.A.	5	A	499,999,997	499,999,997	50	50
Morila Limited	11	B	1	1	50	50
Pioneer Goldfields Limited	9	B	75,000,000	75,000,000	100	100
Sadiola Exploration Limited	4	B	5,000 'A'	5,000 'A'	50	50
Societé Ashanti Goldfields de Guinée S.A.	16	A	3,486,134	3,486,134	85	85
Teberebie Goldfields Limited	8	A	1,860,000	1,860,000	90	90
Joint ventures						
Nufcor International Limited **	19	D	3,000,000	3,000,000	50	50
Société des Mines de Morila S.A.	13	A	400	400	40	40
Société d'Exploitation des Mines d'Or de Sadiola S.A.	13	A	38,000	38,000	38	38
Société d'Exploitation des Mines d'Or de Yatela S.A.	13	A	400	400	40	40
BGM Management Company Pty Ltd	2	A	3'B'	3'B'	33.33	33.33

Nature of business
A - Mining
B - Investment holding
C - Software development
D - Market agent
E - Health care
F - Short-term insurance and re-assurance
G - Precious metal refining

* Indicates preference shares
** The year-ends of Rand Refinery Limited and Nufcor International Limited are 30 September and 30 June respectively. AngloGold Ashanti does not consider these companies significantly material subsidiaries requiring an alignment of year-end.

Country of Incorporation
1 Argentina
2 Australia
3 Belgium
4 British Virgin Islands
5 Brazil
6 Cayman Islands
7 Democratic Republic of Congo
8 Ghana
9 Guensey
10 Isle of Man
11 Jersey
12 Luxembourg
13 Mali
14 Malta
15 Namibia
16 Republic of Guinea
17 Republic of South Africa
18 Tanzania
19 United Kingdom
20 United States of America

Exhibit 19.12.1

CERTIFICATION

I, Robert Michael Godsell, certify that:

1. I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the company and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

   c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: July 6, 2007

 /s/ Robert M Godsell
    Robert Michael Godsell
    Chief Executive Officer

EXHIBIT 19.12.2

CERTIFICATION

I, Srinivasan Venkatakrishnan, certify that:

1. I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the company and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: July 6, 2007


   /s/ Srinivasan Venkatakrishnan
Srinivasan Venkatakrishnan
Chief Financial Officer


EXHIBIT 19.13.3

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of AngloGold Ashanti Limited (the "Company") on Form 20-F for the period ending December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 6, 2007

/s/ Robert M Godsell
Name: Robert Michael Godsell
Title: Chief Executive Officer

Date: July 6, 2007

/s/ Srinivasan Venkatakrishnan
Name: Srinivasan Venkatakrishnan
Title: Chief Financial Officer

EXHIBIT 19.15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form F-3 No. 333-132662) of AngloGold Ashanti Limited;
(2) Registration Statement (Form S-8 No. 333-10990) of AngloGold Ashanti Limited; and
(3) Registration Statement (Form S-8 No. 333-113789) of AngloGold Ashanti Limited;

of our report dated July 6, 2007, with respect to the consolidated financial statements of AngloGold Ashanti Limited, AngloGold Ashanti Limited management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of AngloGold Ashanti Limited included in this Annual Report (Form 20-F) for the year ended December 31, 2006.

Ernst & Young Inc.

/s/ Ernst & Young Inc.

Registered Auditor

Johannesburg
Republic of South Africa
July 6, 2007

EXHIBIT 19.15.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form F-3 (File No. 333-132662) and the Registration Statements on Form S-8 (File No. 333-10990 and 333-113789) of AngloGold Ashanti Limited of our report dated June 25, 2007, with respect to the balance sheets of Société d'Exploitation des Mines d'Or de Yatela S.A. as of December 31 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, which report appears in the December 31, 2006 annual report on Form 20-F of AngloGold Ashanti Limited.

KPMG Inc

/s/ KPMG Inc

Johannesburg
South Africa
June 27, 2007

EXHIBIT 19.15.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form F-3 (File No. 333-132662) and the Registration Statements on Form S-8 (File No. 333-10990 and 333-113789) of AngloGold Ashanti Limited of our report dated March 9, 2006, with respect to the balance sheets of Société des Mines de Morila S.A. as of December 31, 2005, and the related statements of income, cash flows, and changes in shareholders' equity for each of the two years in the period ended December 31, 2005, included in the December 31, 2006 Annual Report on Form 20-F of AngloGold Ashanti Limited.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors   Chartered Accountants (S.A.)

Johannesburg
Republic of South Africa
July 6, 2007

EXHIBIT 19.15.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form F-3 (File No. 333-132662) and the Registration Statements on Form S-8 (File No. 333-10990 and 333-113789) of AngloGold Ashanti Limited of our report dated June 25, 2007, with respect to the balance sheets of Société d'Exploitation des Mines d'Or de Sadiola S.A. as of December 31 2006 and 2005, and the related statements of income, changes in stockholders' equity and cash flows for each of the year in the three-year period ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 20-F of AngloGold Ashanti Limited.

KPMG Inc

/s/ KPMG Inc

Bloemfontein
South Africa
June 27, 2007